Click Holdings Limited

Unit 709, 7/F., Ocean Centre

5 Canton Road, Tsim Sha Tsui, Kowloon, Hog Kong

May 23, 2024

Office of Trade and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Scott Anderegg

Dietrich King

Re:	Click Holdings Limited

Draft Registration Statement on Form F-1

Submitted April 18, 2024

CIK No. 0002020027

Ladies and Gentlemen:

We are hereby transmitting the response of Click Holdings Limited, a British Virgin Islands limited company (the “Company,” “we,” or “our”), to the comment letter we received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 15, 2024, regarding Draft Registration Statement on Form F-1 (the “Draft Registration Statement”), as submitted confidentially to the Commission on April 18, 2024. An Amendment No. 1 to the Draft Registration Statement (the “Amended No.1 to the Draft Registration Statement”) is being submitted to the Commission concurrently with this letter.

For your convenience, we have repeated below the comments of the Staff in bold and have followed the Staff’s comments with the Company’s response.

Draft Registration Statement on Form F-1

Prospectus Cover Page, page i

1.	We note your disclosure that following the offering you will be a controlled company. If true, please disclose that Mr. Chan Chun Sing will have the ability to determine all matters requiring approval by stockholders, rather than your “Controlling Shareholder.”

Response: We have revised the disclosure to disclose that Mr. Chan Chun Sing will have the ability to determine all matters requiring approval by stockholders. Please refer to the updated disclosure on the cover page, and pages 10 and 11 of Amendment No. 1 to the Draft Registration Statement.

2.	We note that the company is a Cayman Islands holding company that operates its business in China through its PRC subsidiaries. Please disclose prominently that this holding company structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: Please note that Click Holdings Limited is a British Virgin Islands entity and our operating subsidiaries are based in Hong Kong. While we may from time to time do business with China-based entities, who may be our clients, none of our operating subsidiaries are based in mainland China. As such, we have updated the disclosure to indicate that, although Hong Kong is currently designated a special administrative region and is not subject to China’s laws, the Company and its Hong Kong-based operating subsidiaries may become subject to Chinese regulation. In such event, should the PRC government choose to exercise significant oversight and discretion over the conduct of our business, we could experience a material change in our operations and/or the value of our securities. Please refer to the updated disclosure on the cover page and page 19 of Amendment No. 1 to the Draft Registration Statement.

3.	Please provide prominent disclosure on your prospectus cover page about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti- monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: While we have added disclosure to the cover page concerning potential risks related to China assuming regulatory control over Hong Kong, or over our Hong Kong-based subsidiaries, as disclosed in our response to Comment 2 above, we do not have any subsidiaries based in China. Our subsidiaries are based in Hong Kong, are subject to the rules and regulations of the Hong Kong Special Administrative Region, and, at present, our clientele is based in Hong Kong. Please refer to the updated disclosure on the cover page and page 19 of the Amendment No. 1 to the Draft Registration Statement.

Prospectus Summary, page 1

4.	Please expand the description of your business in prospectus summary. In doing so, please include your revenue and net income for the recent years, and disclose your debt. In addition, please note, if true, that your recent revenue growth has been driven by your professional solution services sector, and discuss how this sector differs from your other sectors (e.g., dependence on employees rather than contractors, etc.).

Response: We have revised the disclosure to include summary financial disclosure at page 1 of the prospectus summary.

5.	Please refer to the “Risks related to doing business in Hong Kong” section on page 3. For each category of risks identified here, please provide a specific cross-reference (title and page number) to the more detailed discussion of these risks in the risk factor section of the prospectus.

Response: We have added in cross-references to each of the risk factors listed in the prospectus summary. Please refer to the updated disclosure on pages 4 and 5 of Amendment No. 1 to the Draft Registration Statement.

6.	Please refer to second bullet pointed summary risk factor on page 4. Please augment your discussion to acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We have added in additional disclosure to discuss the risk of the Chinese government exerting additional control over the laws of Hong Kong and our business in general. Note that our operating subsidiaries are entirely based in Hong Kong, and the majority of the risks faced concern the potential that China may, at some point in the future, exert additional control over the Hong Kong Special Administrative Region in general or require us to be subject to the laws of the PRC. Please refer to the updated disclosure on pages 4 and 20 of Amendment No. 1 to the Draft Registration Statement.

Use of Proceeds, page 42

7.	With respect to the first bullet, please clarify whether you have identified any targets for potential investments and/or horizontal acquisition of human resources solution providers.

Response: We added disclosure that the Company has not yet identified targets for potential investment and/or horizontal acquisition. Please refer to the updated disclosure on page 44 of Amendment No. 1 to the Draft Registration Statement.

Capitalization, page 44

8.	Please include short-term bank loans in your capitalization table. Please refer to Item 4.a of Form F-1 and Item 3.B of Form 20-F.

Response: We have added in a line disclosing short-term bank loans into our capitalization table at page 46.

Corporate history and structure, page 47

9.	Please add a similar diagram that illustrates your corporate and shareholding structure following the completion of your initial public offering, making such reasonable assumptions as you deem necessary. Please make conforming revisions to the Corporate History and Structure section beginning on page 46.

Response: We have added in a diagram that shows the corporate history and structure pre-IPO and post-IPO. Please refer to the updated corporate diagrams on pages 2 and 48 of Amendment No. 1 to the Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Comparison of Years Ended December 31, 2023 and 2022, page 49

10.	You state in Note 10 that you have three reportable segments. Please tell us your consideration of providing a discussion of results of operations on a segment basis. Please also disclose, with quantification, the business reasons for changes in your corporate and unallocated expenses. Refer to Item 4.a of Form F-1 and Item 5 of Form 20-F.

Response: We have added in disclosure of segment results, as well as disclosing why our corporate and unallocated expenses increased significantly in fiscal 2023. Please refer to the updated disclosure on pages 50, 51 and 52 of Amendment No. 1 to the Draft Registration Statement.

Business

Employees, page 62

11.	We note your professional solution service team comprised six persons as of December 31, 2023. We further note on page 50 you disclose that this team drove the approximately $1.5 million or 36.1% increase in your revenue from $4.2 million in FY2022 to $5.7 million in FY2023. In light of these factors, as they seem to be significant employees to your business, please provide the information required by Item 6.A of Form 20-F for the members of the professional solution service team or tell us why you believe this information is not required.

Response: In response to the Staff’s comment, aside from Mr. Choi Ming Fung, who currently serves as manager and team leader of the professional solution service team, other team members of the professional solution service team are ordinary in house employees who perform day to day operations under the instruction and supervision of Mr. Chan Chun Sing and Mr. Choi Ming Fung and, therefore, are not considered significant employees to the Company. We have added the biography of Mr. Choi Ming Fung to page 73 of the Amendment No. 1 to the Draft Registration Statement.

Consolidated Statements of Cash Flows, page F-6

12.	You present loss on disposal of property and equipment in the adjustment to reconcile net income to net cash used in operating activities in the year ended December 31, 2022. Please disclose the information required in ASC 360-10-50-3 for your disposal of long- lived assets.

Response: We have expanded the disclosure in Note 5 to our Consolidated Financial Statements at page F-14 in accordance with the Staff’s comment.

13.	Please reconcile the amounts reported as “due from related parties” and “due to related party” in the cash flows from operating activities in the year ended December 31, 2023 to the related party balances disclosed in Note 12.

Response: We have expanded the disclosure in Note 12 to our Consolidated Financial Statements at page F-20 in accordance with the Staff’s comments.

General

14.	We note your disclosures suggesting you are not subject to CAC or CSRC review. For example, on page 21 you disclose, “If Click Services becomes subject to the CAC or CSRC review, we cannot assure you that Click Services will be able to comply with the regulatory requirements in all respects and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, Click Services may become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition and may hinder our ability to offer or continue to offer Shares to investors and cause the value of our Shares to significantly decline or be worthless.” This is only one example. It appears from your disclosures that you do not believe that your are subject to CAC or CSRC review. Please disclose the basis for this legal conclusion. If you are relying on legal counsel for this conclusion, please revise your disclosures through out your prospectus to clarify, if true, that this is counsel’s conclusion.

Response: In response to the Staff’s comment, we have updated the prospectus to indicate that our PRC counsel, Beijing Dacheng Law Office, LLP, has advised us that, as Hong Kong entities, we are not subject to CAC or CSRC review. We have updated the prospectus throughout to so indicate. Please refer to the updated disclosure on the cover page and page 19 of Amendment No.1 to the Draft Registration Statement.

15.	We note your disclosure on page 17 that the PRC government could intervene with, or influence, your operations as the government deems appropriate to further regulatory, political and societal goals. Please further revise your disclosure to address any permissions or approvals that you or your subsidiaries are required to obtain from Chinese officials to complete the transaction and to offer the securities being registered to foreign investors. In particular, we note that the China Securities Regulatory Commission adopted Trial Measures which impose certain requirements for direct and indirect overseas listings and offerings. Please disclose how, if at all, the Trial Measures apply to this transaction and the risks of non-compliance. If you believe the Trial Measures do not apply to this transaction, please disclose why.

Response: We have disclosed in the registration statement that we have been advised by our PRC counsel, Beijing Dacheng Law Office, LLP, that, as a BVI holding company with operating subsidiaries in Hong Kong, we are not subject to CSRC approval or Chinese regulatory governance at this time. However, as Hong Kong is a Special Administrative Region that operates under its own laws and governance, it is possible that at some point China may change its position and assert regulatory control over Hong Kong. We have included this disclosure in the registration statement and in the risk factors to the registration statement. Please refer to the updated disclosure on the cover page and page 19 of Amendment No. 1 to the Draft Registration Statement.

We thank the Staff in advance for its review of the foregoing in relation to the Company’s filing of its Draft Registration Statement. We respectfully request that you provide us with any additional comments on or before June 6, 2024. Should you have any questions or concerns, please kindly contact our U.S. securities counsel, Megan J. Penick, Esq., of Dorsey & Whitney, LLP, by telephone at (201) 892-9525 or email at penick.megan@dorsey.com.

Sincerely,

/s/ Chan Chun Sing
Chan Chun Sing
Chief Executive Officer
Click Holdings Limited

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